China Digital TV Announces Unaudited Fourth Quarter and Full Year 2012 Results

BEIJING, China, February 26, 2013 —China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Highlights for the Fourth Quarter 2012

•	Net revenues in the fourth quarter of 2012 were US$23.2 million, representing a 20.6% decrease from the same period in 2011 and a 13.7% increase from the third quarter of 2012.

•	China Digital TV shipped approximately 4.07 million smart cards in the fourth quarter of 2012, compared to 5.38 million in the same period in 2011 and 3.84 million in the third quarter of 2012.

•	Gross margin in the fourth quarter of 2012 was 76.2%, compared to 81.1% in the same period in 2011 and 75.8% in the third quarter of 2012.

•	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the fourth quarter of 2012 were US$0.07, compared to US$0.19 in the same period in 2011.

Highlights for Full Year 2012

•	Net revenues in 2012 were US$88.7 million, representing a 10.4% decrease from 2011.

•	China Digital TV shipped approximately 15.35 million smart cards in 2012, compared to 18.31 million smart cards in 2011.

•	Gross margin was 76.5% in 2012, compared to 80.7% in 2011.

•	Diluted earnings per ADS in 2012 were US$0.12 compared to US$0.69 in 2011.

“The fourth quarter was the strongest of 2012 for China Digital TV’s smart card shipments, driven by demand in second and third-tier cities as cable operators sped up the pace of digitalization projects ahead of the year end,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “We maintained our strong leadership position in the fourth quarter, winning a 59% share of the CA market in China. While the completion of network consolidation in most provinces in 2012 led to smart card purchase delays by some cable operators during the second and third quarters, we saw promising growth in demand for our digital TV value added services and we are optimistic about the potential of this market.”

Mr. Zhu continued, “In the fourth quarter of 2012, China Digital TV continued to make progress executing our strategy for next generation value added services and product, including the deployment of VOD services to cable operators, and the successful launch of our Network Broadcast Platform, a new product that allows users to watch TV live from their iOS devices. We believe that the development of our next generation products and service solutions will be key to our ongoing diversification strategy.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “In the fourth quarter, our continued leading position in China’s CA market enabled us to benefit from the sequential increase in provincial cable operator demand. China Digital TV is committed to building on the steady progress we made in our value added services business during the fourth quarter through continued R&D investment.”

Fourth Quarter 2012 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the fourth quarter of 2012, China Digital TV generated net revenues of US$23.2 million, a decrease of 20.6% from the fourth quarter of 2011 and an increase of 13.7% from the third quarter of 2012. The year-over-year decrease in net revenues was principally due to a decrease in smart cards sales. The quarter-over-quarter increase in net revenues was principally due to an increase in sales of other products, such as surface mounted chips and multimedia home entertainment boxes, as well as an increase in smart card sales.

In the fourth quarter of 2012, revenues from the Company’s top five customers accounted for 22.7% of total revenues, compared to 22.9% in the third quarter of 2012.

Revenue Breakdown

	For the three months ended			For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$19,329	$18,463	$26,795	$75,185	$91,960
Other products	2,785	1,158	1,240	10,134	3,202
Subtotal	22,114	19,621	28,035	85,319	95,162
Services:
Head-end system integration	623	436	843	2,175	2,562
Head-end system development	177	359	191	987	736
Licensing income	420	204	243	1,246	1,328
Royalty income	203	55	275	382	742
Other services	91	23	4	135	10
Subtotal	1,514	1,077	1,556	4,925	5,378
Total revenues	$23,628	$20,698	$29,591	$90,244	$100,540

Revenues from smart cards and other products were US$22.1 million in the fourth quarter of 2012, a decrease of 21.1% from the same period in 2011 and an increase of 12.7% from the third quarter of 2012. Sales of smart cards and other products accounted for 93.6% of total revenues in the fourth quarter of 2012, compared to 94.8% in the third quarter of 2012. The year-over-year decrease was primarily due to a decrease in the shipment volume of smart cards. The quarter-over-quarter increase was principally due to an increase in sales of other products, such as surface mounted chips and multimedia home entertainment boxes, as well as an increase in the shipment volume of smart cards.

Revenues from services were US$1.5 million in the fourth quarter of 2012, a decrease of 2.7% from the same period in 2011 and an increase of 40.6% from the third quarter of 2012. Service revenues accounted for 6.4% of total revenues in the fourth quarter of 2012. The year-over-year decrease was primarily due to a decline in revenues from head-end system integration and royalty income. The quarter-over-quarter increase was largely due to sequential revenue growth from services.

Gross profit in the fourth quarter of 2012 was US$17.7 million, a decrease of 25.3% from the same period in 2011 and an increase of 14.4% from the third quarter of 2012. Gross margin, which is equal to gross profit divided by net revenues, was 76.2% in the fourth quarter of 2012, compared to 81.1% in the same period in 2011 and 75.8% in the third quarter of 2012. The year-over-year decrease in gross margin was primarily due to a decrease in revenues from smart cards sales and an increase in revenues from other products, which have lower margins than smart cards. The quarter-over-quarter increase in gross margin was mainly due to an increase in sales of surface mounted device chipsets, which have a higher gross margin compared with other products, as well as an increase in revenues from smart cards sales.

In the fourth quarter of 2012, the average selling price (the “ASP”) of smart cards decreased by 0.9% compared to the third quarter of 2012. In addition, the unit cost of smart cards decreased by 11.3% compared to the third quarter of 2012.

Operating expenses in the fourth quarter of 2012 were US$10.7 million, a decrease of 1.8% from the same period in 2011 and an increase of 2.4% from the third quarter of 2012.

•	Research and development expenses for the fourth quarter of 2012 were US$4.5 million, an increase of 23.5% from the same period in 2011 and a decrease of 9.6% from the third quarter of 2012. The year-over-year increase was primarily due to the increased number of research and development staff. The quarter-over-quarter decrease was primarily due to decreases in share-based compensation expenses and project development expenses.

•	Selling and marketing expenses for the fourth quarter of 2012 were US$4.0 million, a decrease of 5.4% from the same period in 2011 and an increase of 23.4% from the third quarter of 2012. The year-over-year decrease was mainly attributable to a decrease in share-based compensation expenses, which was partially offset by an increase in marketing expenditures. The quarter-over-quarter increase was primarily due to an increase in marketing activities.

•	General and administrative expenses for the fourth quarter of 2012 were US$2.2 million, a decrease of 27.1% from the same period in 2011 and a decrease of 1.4% from the third quarter of 2012. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in share-based compensation expenses, which was partially offset by an increase in allowance for doubtful accounts.

Income from operations in the fourth quarter of 2012 was US$7.0 million, a 45.4% decrease from the same period in 2011 and a 39.7% increase from the third quarter of 2012.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2012 was 30.1%, compared to 43.7% in the same period in 2011 and 24.5% in the third quarter of 2012.

Interest income in the fourth quarter of 2012 was US$ 1.0 million, a 51.4% decrease from the same period in 2011 and a 23.2% decrease from the third quarter of 2012.

Income tax expenses in the fourth quarter of 2012 were US$4.6 million, an increase of 49.4% from the same period in 2011 and a decrease of 66.4% from the third quarter of 2012. The year-over-year increase was mainly due to US$1.2 million in tax liabilities that were accrued in relation to certain VAT refunds, and a deferred income tax expense of US$2.0 million accrued from the undistributed retained earnings of the Company’s PRC subsidiaries, which was partially offset by a decrease in taxable income. The quarter-over-quarter decrease was mainly due to the Company’s accrual of US$12.1 million in withholdings taxes in the third quarter of 2012 related to the undistributed retained earnings of the Company’s subsidiaries located in PRC as a result of the Company’s determination to distribute part of the undistributed retained earnings of the Company’s PRC subsidiaries during the quarter.

Net loss attributable to noncontrolling interest in the fourth quarter of 2012 was US$0.3 million, an increase of 50.9% from the same period in 2011 and a decrease of 17.0% from the third quarter of 2012. The year-over-year increase was primarily due to an increase in net loss incurred by the Company’s majority-owned subsidiaries. The quarter-over-quarter decrease was largely due to a decrease in net loss incurred by the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the fourth quarter of 2012 was US$4.2 million, a decrease of 63.0% from the same period in 2011 and as compared to a net loss attributable to China Digital TV of US$11.4 million in the third quarter of 2012.

Non-GAAP net income / (loss) attributable to China Digital TV Holding Co., Ltd., defined as net income / (loss) excluding certain one time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the fourth quarter of 2012 was US$4.4 million, a decrease of 67.7% from the same period in 2011 and as compared to a non-GAAP net loss of US$6.2 million in the third quarter of 2012. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of December 31, 2012, China Digital TV had cash and cash equivalents and restricted cash totaling US$130.7 million. In the fourth quarter of 2012, cash flow used in operations was approximately US$2.7 million.

Full Year 2012 Results

Net revenues in 2012 were US$88.7 million, a 10.4% decrease from US$99.1 million in 2011 primarily due to a decrease in smart card sales.

Revenues from smart cards and other products in 2012 were US$85.3 million, a decrease of 10.3% from 2011, mainly due to a decrease in the shipment volume of smart cards, which was partially offset by an increase in the sales of other products. In 2012, revenues from the Company’s top five customers accounted for 21.0% of total revenues, compared to 25.9% in 2011.

Revenues from services were US$4.9 million in 2012, a decrease of 8.4% from 2011, primarily due to decreases in revenues from royalty income and head-end system integration. Revenues from services represented 5.5% of total revenues in 2012.

Gross profit was US$67.9 million in 2012, a decrease of 15.1% from US$80.0 million in 2011. Gross margin was 76.5% in 2012, compared to 80.7% in 2011. The decrease in gross margin was primarily due to a decrease in smart cards sales, and an increase in sales of other products, which have lower gross margins than smart cards.

In 2012, the ASP of smart cards decreased by 2.5% compared to 2011. In addition, the unit cost of smart cards decreased by 0.4% compared to 2011.

Operating expenses in 2012 were US$40.5 million, an increase of 14.8% from US$35.2 million in 2011.

•	Research and development expenses in 2012 increased by 32.4% to US$17.4 million from US$13.1 million in 2011, mainly due to an increase in office rental and personnel related expenses resulting from increased headcount, which was partially offset by a decrease in share-based compensation expenses.

•	Sales and marketing expenses in 2012 increased by 9.9% to US$13.6 million from US$12.4 million in 2011. The increase was primarily due to an increase in personnel related expenses resulting from increased headcount of sales and marketing staff.

•	General and administrative expenses in 2012 decreased by 2.9% to US$9.4 million from US$9.7 million in 2011. The decrease was primarily due to a decrease in share-based compensation expenses.

Income from operations in 2012 was US$27.5 million, a decrease of 38.6% from 2011.

Operating margin, defined as income from operations divided by net revenues, was 30.9% in 2012, compared to 45.1% in 2011.

Net income attributable to China Digital TV Holding Co., Ltd. in 2012 was US$6.9 million, a decrease of 83.1% from US$41.0 million in 2011.

U.S. Federal Income Taxation

Based on the Company’s analysis of the value of the Company’s assets as of December 31, 2012, the Company was classified as a passive foreign investment company (“PFIC”) during 2012 for U.S. federal income tax purposes. In addition, based on analyses of the value of the Company’s assets as of the end of earlier years, the Company was a PFIC during the taxable years 2009 through 2011 for U.S. federal income tax purposes. The Company has substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that the Company will not continue to be classified as a PFIC for the taxable year 2013 or future taxable years, as PFIC status is tested each year and depends on the Company’s assets and income in such year. U.S. holders of the Company’s ADSs during any year in which the Company was treated as a PFIC will be subject to special rules. Further details about the PFIC rules are available in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2010 and 2011. U.S. holders of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of Company’s ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances, including the consequences of making a mark-to-market election.

Business Outlook

Based on information available as of February 26, 2013, China Digital TV expects smart card shipments for the first quarter of 2013 to be in the range of 3.2 million and 3.5 million. Net revenues for the first quarter of 2013 are expected to be in the range of US$ 14.7 million and US$16.0 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, February 26, 2013, U.S. Eastern Time (8:00 a.m. on Wednesday, February 27, 2013, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+ 1-718-354-1231
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode:       China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on February 26, 2013 and 11:59 p.m. on March 5, 2013, U.S. Eastern Time.

Replay Information

United States:	+ 1-646-254-3697
International:	+ 61-2-8199-0299
Conference ID:	96639455

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011

Revenues:
Products	$22,114	$19,621	$28,035
Services	1,514	1,077	1,556
Total revenues	23,628	20,698	29,591
Business taxes	(475)	(341)	(417)
Net revenues	23,153	20,357	29,174

Cost of revenues:
Products	(4,390)	(3,901)	(4,557)
Services	(1,109)	(1,030)	(970)
Total cost of revenues	(5,499)	(4,931)	(5,527)
Gross Profit	17,654	15,426	23,647

Operating expenses:
Research and development expenses	(4,484)	(4,960)	(3,630)
Selling and marketing expenses	(4,000)	(3,241)	(4,230)
General and administrative expenses	(2,209)	(2,241)	(3,031)
Total operating expenses	(10,693)	(10,442)	(10,891)

Income from operations	6,961	4,984	12,756

Interest income	1,031	1,343	2,120
Interest expense	-	-	(545)
Loss from forward contract	-	-	(413)
Impairment loss on long-term investments	-	(4,487)	-
Other income	273	170	660
Income before income tax	8,265	2,010	14,578
Income tax (expenses) / benefits
Income tax-current	(12,205)	(1,718)	(3,393)
Income tax-deferred	7,636	(11,899)	335
Net income / (loss) before net loss from equity method investments	3,696	(11,607)	11,520
Net income / (loss) from equity method investments	200	(235)	(285)
Net income / (loss)	3,896	(11,842)	11,235
Net loss attributable to noncontrolling interest	347	418	230
Net income / (loss) attributable to China Digital TV Holding Co., Ltd shareholders	$4,243	$(11,424)	$11,465

Net income / (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.07	$(0.19)	$0.19
Diluted	$0.07	$(0.19)	$0.19

Net income / (loss)	$3,896	$(11,842)	$11,235
Other comprehensive income, net of tax Foreign currency translation adjustment	1,242	1,416	3,665

Comprehensive income / (loss)	5,138	(10,426)	14,900
Comprehensive loss attributable to noncontrolling interest	320	385	230

Comprehensive income / (loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$5,458	$(10,041)	$15,130

Weighted average shares used in calculating net income / (loss) per ordinary share
Basic	59,056,895	59,004,438	58,977,669
Diluted	59,193,350	59,004,438	59,087,442

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$130,697	$201,557
Restricted cash	18	55,679
Notes receivable	4,101	9,168
Accounts receivable, net	38,283	31,030
Inventories	5,678	3,918
Prepaid expenses and other current assets	5,245	6,768
Deferred costs-current	299	524
Deferred income taxes - current	1,503	1,352
Total current assets	185,824	309,996
Property and equipment, net	1,630	1,751
Intangible assets, net	198	450
Goodwill	547	541
Long-term investments - equity method investments	4,268	7,766
Deferred costs-non-current	301	379
Deferred income taxes - non-current	797	455
Total assets	193,565	321,338

LIABILITIES AND EQUITY
Current liabilities:
Short-term loan	-	55,193
Accounts payable	1,215	1,487
Accrued expenses and other current liabilities	12,305	9,313
Dividend payable	77,970	33,172
Deferred revenue – current	7,473	7,745
Income tax payable	3,476	1,902
Deferred income taxes - current	4,812	-
Total current liabilities	107,251	108,812
Deferred revenue-non-current	255	401
Government subsidies	3,867	1,803
Total Liabilities	111,373	111,016

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	29
Additional paid-in capital	28,753	126,583
Statutory reserve	17,856	17,694
Retained earnings	6,765	36,401
Accumulated other comprehensive income	26,083	25,735
Total China Digital TV Holding Co., Ltd shareholders’ equity	79,487	206,442
Noncontrolling interest	2,705	3,880
Total equity	82,192	210,322
TOTAL LIABILITIES AND EQUITY	$193,565	$321,338

China Digital TV Holding Co., Ltd. Unaudited Condensed Consolidated Statements of Operations (in thousands of U.S. dollars, except share and per share data )

	For the twelve months ended
	December 31,	December 31,
	2012	2011

Revenues:
Products	$85,319	$95,162
Services	4,925	5,378
Total revenues	90,244	100,540
Business taxes	(1,501)	(1,445)
Net revenues	88,743	99,095

Cost of revenues:
Products	(16,880)	(16,100)
Services	(3,952)	(3,027)
Total Cost of Revenues	(20,832)	(19,127)
Gross Profit	67,911	79,968

Operating expenses:
Research and development expense	(17,402)	(13,140)
Selling and marketing expenses	(13,606)	(12,377)
General and administrative expenses	(9,444)	(9,723)
Total operating expenses	(40,452)	(35,240)

Income from operations	27,459	44,728

Interest income	6,318	6,810
Interest expense	(739)	(1,452)
(Loss) /gain from forward contract	(690)	404
Impairment loss on long-term investments	(4,487)	-
Other income / (expense)	549	594
Income before income tax	28,410	51,084
Income tax (expenses) / benefits
Income tax-current	(18,035)	(10,344)
Income tax-deferred	(4,197)	582
Net income before net loss from equity method investments	6,178	41,322
Net (loss) / income from equity method investments	(640)	(1,052)
Net income	5,538	40,270
Net loss attributable to noncontrolling interest	1,389	730
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$6,927	$41,000

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.12	$0.70
Diluted	$0.12	$0.69

Net income	$5,538	$40,270
Other comprehensive income, net of tax Foreign currency translation adjustment	536	12,175

Comprehensive income	6,074	52,445
Comprehensive income attributable to noncontrolling interest	1,201	730

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$7,275	$53,175

Weighted average shares used in calculating net income per ordinary share
Basic	59,011,396	58,934,912
Diluted	59,092,804	59,075,466

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one-time non-cash expenses, such as impairment loss on long-term investments, share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011
	(in U.S. dollars, in thousands)
Net income / (loss) attributable to China Digital TV Holding Co., Ltd shareholders – GAAP	$4,243	$(11,424)	$11,465
Share-based compensation expenses	114	646	2,083
Amortization of intangible assets from business acquisitions and equity method investments	53	88	88
Impairment loss on long-term investments	-	4,487	-
Net income / (loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$4,410	$(6,203)	$13,636